UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prism Financial Products LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 West 42nd Street, 23rd Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christian Frank	917 510 5397	christian@prismfp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies
(Name – if individual, state last, first, and middle name)

245 Park Avenue, 12th Floor	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

September 29, 2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Martins da Silva _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prism Financial Products LP _____, as of 12/31 _____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAZUKO WACHTER
Notary Public, State of New York
Reg. No. 02WA6396884
Qualified in New York County
Commission Expires 08/26/2027

Signature: _David Martins da Silva_

Title:
CEO

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PRISM FINANCIAL PRODUCTS LP
Financial Statements
Report on Audit of Financial Statements
and Supplementary Information
as of and for the year ended December 31, 2024

PRISM FINANCIAL PRODUCTS LP
Index to the Financial Statements
December 31, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and Board of Directors of
Prism Financial Products LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Prism Financial Products LP (the "Partnership") as of December 31, 2024, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2024, and the results of its operations and its cash flows for the year then ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supplementary Information

The supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplementary information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

We have served as the Partnership's auditor since 2023.

March 27, 2025

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com


PRISM FINANCIAL PRODUCTS LP
Statement of Financial Condition
December 31, 2024


ASSETS

Cash and cash equivalents	$	1,089,743
Restricted cash		75,465
Accounts receivable		707,831
Due from related party		111,392
Property and equipment, net of accumulated depreciation		40,165
Right of use asset		760,494
Deposits		153,723
Other current assets		139,299
TOTAL ASSETS	**$**	**3,078,112**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Accounts payable	$	39,383
Accrued expenses		181,113
Due to related party		289,601
Distribution payable		72,242
Operating lease liability		889,104
TOTAL LIABILITIES		**1,471,443**
PARTNERS' CAPITAL		**1,606,669**
TOTAL LIABILITIES AND PARTNERS' CAPITAL	**$**	**3,078,112**

See Notes to Financial Statements

PRISM FINANCIAL PRODUCTS LP
Statement of Operations
For the Year Ended December 31, 2024

Revenues		
Commission income	$	7,169,419
Shared services income		1,320,000
Consideration for amendment of commercial terms with a service provider		1,000,000
Other income		30,653
Total Revenues		**9,520,072**
Expenses		
Clearing, execution and other costs of sales		1,485,049
Branch costs		398,893
Compensation and related expenses		4,192,556
Communications and technology		2,532,779
Occupancy costs		339,288
Professional fees		205,895
Insurance		118,205
Travel, meals and marketing		196,957
Depreciation		24,213
Office expense		134,845
Interest expense		13,447
Other		36,285
Total Expenses		**9,678,412**
Net loss	**$**	**(158,340)**

See Notes to Financial Statements

PRISM FINANCIAL PRODUCTS LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2024

Balance, January 1, 2024	$ 1,621,872
Contributions	664,994
Distributions	(521,857)
Net loss	(158,340)
Balance, December 31, 2024	**$ 1,606,669**

See Notes to Financial Statements

PRISM FINANCIAL PRODUCTS LP
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities	
Net loss	$ (158,340)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	24,213
Amortization of right of use asset and change in lease liability, net	(23,447)
Changes in assets and liabilities:	
(Increase)/decrease in accounts receivable	343,435
(Increase)/decrease in due to/from related party	59,880
(Increase)/decrease in other current assets	(1,896)
(Increase)/decrease in deposits	(3,350)
Increase/(decrease) in accounts payable	(21,790)
Increase/(decrease) in accrued expenses	(324,357)
Net Cash Used in Operating Activities	(105,652)
Cash Flows from Investing Activities	
Purchase of fixed assets	(2,836)
Net Cash Used in Investing Activities	(2,836)
Cash Flows from Financing Activities	
Proceeds from contributions	664,994
Distributions paid	(534,116)
Net Cash Used in Financing Activities	(130,878)
Net change in cash, cash equivalents and restricted cash	22,390
Cash, cash equivalents and restricted cash, January 1, 2024	1,142,818
Cash, cash equivalents and restricted cash, December 31, 2024	**$ 1,165,208**

Supplemental Cash Flow Information	
Noncash investing activities	
Change in distributions payable	$ (12,259)
Interest paid	$ 12,397
Income taxes paid	

See Notes to Financial Statements

Note 1 – Organization

Prism Financial Products LP is a United States ("US") limited partnership that was formed in the State of Delaware on April 6, 2018, by converting from a limited liability company formerly known as Prism Financial Products LLC (together with its predecessor entity, the "Partnership"). The Partnership was authorized as an introducing broker ("IB") by the National Futures Association ("NFA") on August 5, 2016, and thereby also became registered with and regulated by the US Commodity Futures Trading Commission ("CFTC").

The Partnership established a London Branch in the United Kingdom ("UK") that was authorized by the UK's Financial Conduct Authority as an Appointed Representative of Prism Financial Products LLP ("Prism LLP"), a UK affiliate, with effect from June 26, 2017. The London Branch began regulated activities during September 2017.

The Partnership was approved as a member of the Financial Industry Regulatory Authority ("FINRA") and registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on September 24, 2021.

Note 2 – Summary of significant accounting policies

Basis of preparation
The Partnership's financial statements are prepared in conformity with accounting principles generally accepted in the United State of America ("U.S. GAAP").

Revenue recognition
The Partnership recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). Following the adoption of ASC 606 the Partnership's revenue recognition under its contracts with customers remains materially consistent with its historical practice. The Partnership's policies with respect to its various revenue streams are detailed below.

Commissions
The Partnership earns commissions on client transactions in futures, options, other exchange traded and over-the-counter (OTC) products. Commission and related clearing expenses are recorded on the trade date. The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. These revenues are recognized at a point in time.

Consideration for amendment of commercial terms with a service provider
The Partnership entered into an agreement to amend commercial terms for certain clearing services. In return for such amended commercial terms, the Partnership received a consideration of $1,000,000. This agreement will remain in force unless and until it is terminated in accordance with the agreement.

Disaggregation of Revenue
All of the Partnership's revenues for the period ended December 31, 2024 are disaggregated on the Statement of Operations.

Receivables and Contract Balances
Receivables arise when the Partnership has an unconditional right to receive payment under a contract with a customer and are realized when the cash is received. The receivable balance for the period ended December 31, 2024 was $707,831 which is comprised of commissions receivables.

Contract assets arise when the revenue associated with the contract is recognized prior to the Partnership's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are realized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of December 31, 2024, there were no contract assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Partnership satisfying its performance obligations under the contract and are realized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2024, there were no contract liabilities.

Allowance for Credit Losses
The Partnership follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. For certain financial assets measured at amortized cost, the Partnership has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. At December 31, 2024, no allowance for credit losses was considered necessary.

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation
Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives which range from three to eight years.

Income taxes
The Partnership is classified as a partnership for income tax purposes. As a partnership, the Partnership is not subject to income taxes. The partners report their distributive share of realized income or loss on their own tax returns. Certain U.S. dividend income and interest may be subject to a maximum 30% withholding for those partners that are foreign entities or foreign individuals. The Partnership is subject to the provisions of the ASC 740-10, *Income Taxes*. This standard establishes consistent thresholds as it relates to accounting for income taxes. ASC 740-10 defines

Income taxes (continued)

the threshold for recognizing the benefits of tax-return positions in the financial statements as more-likely-than-not of being sustained by the applicable tax authority, upon examination, and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current period. The Partnership has analyzed its tax positions for the year ended December 31, 2024, and has concluded that no provision for income tax is required.

The Partnership recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the accompanying Statement of Operations. During the year, the Partnership did not incur or receive any interest or penalties.

The Partnership's activities from commencement of operations remain subject to examination by various tax regulators.

Foreign currency translation

Transactions in foreign currency are initially recorded in the Partnership's functional currency by applying the month-end average exchange rate. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the balance sheet date. All differences are reported in the Statement of Operations.

Cash, cash equivalents and restricted cash

For the purposes of the Statement of Cash Flows, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash is held with The Northern Trust Company, Northern Trust Securities, Inc., Barclays Bank PLC and Lloyds Bank PLC.

Restricted cash represents a certificate of deposit held as collateral for a letter of credit, which is included in the Statement of Cash Flows as part of cash, cash equivalents and restricted cash.

Segment Reporting

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, which enhances segment reporting disclosures.

The Partnership operates as a single reportable segment, focusing on brokerage services to institutional clients. The Partnership's revenue is primarily derived from commission-based execution services. The Partnership's Chief Operation Decision Maker "CODM" is the Chief Executive Officer.

The accounting policies of the single reportable segment are the same as those described in the summary of significant accounting policies. The CODM evaluates performance and allocates resources based on net income while taking into account budgeted and forecasted expenses. The net income is presented in the accompanying financial statements. The measure of segment assets is reported on the Statement of Financial Condition in total assets.

The Partnership's expenses are regularly reviewed by the CODM in a format that aligns directly with the totals as presented in the Statement of Operations.

PRISM FINANCIAL PRODUCTS LP
Notes to Financial Statements
December 31, 2024

Note 3 – Net capital requirements

The Partnership is required to maintain minimum capital levels pursuant to two different regulations, namely the CFTC Regulation 1.17(a)(1)(iii) and Rule 15c3-1 of the Securities Exchange Act of 1934, (the "Exchange Act").

After becoming registered as a broker-dealer with the Securities and Exchange Commission, the minimum capital requirements under the CFTC Regulation 1.17(a)(1)(iii) converge to the same requirements pursuant to Rule 15c3-1 of the Exchange Act.

Pursuant to Rule 15c3-1 of the Exchange Act, the Partnership is required to maintain a minimum Net Capital of the greater of i) $250,000 or ii) 6.66% of its Aggregate Indebtedness (as defined by the rule). Net Capital may fluctuate on a daily basis. As of December 31, 2024, the Partnership had a Net Capital of $1,011,519 which represented an Excess Net Capital of $761,519. The Partnership's ratio of aggregate indebtedness to net capital was 0.59 to 1.

Note 4 – Concentration and market risk

The Partnership's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash and investments. The Partnership places its cash and restricted cash with what it believes to be quality financial institutions. At times the balance in the Partnership's cash accounts exceeded the Federal Deposit Insurance Corporation insurance limit; however, the Partnership has not experienced any losses in its cash accounts to date. The Partnership has $838,818 in excess of FDIC insurance limits as of December 31, 2024.

Note 5 – Property and equipment

Property and equipment as of December 31, 2024, consisted of the following:

Furniture & fixtures	$ 147,228
Office equipment	88,696
Leasehold improvements	64,684
	300,608
Accumulated depreciation	(260,443)
Total	$ 40,165

Depreciation expense for 2024 was $24,213.

Note 6 – Partners' capital

The Partnership establishes a capital account on its books for each partner. Contributions received are credited to and distributions are debited from the partners' capital accounts on the effective dates.

Note 7 – Related party disclosures

Effective January 1, 2024, and July 1, 2024, the Partnership entered into a Shared Services and IP License Agreement with PrismFP Analytics Ltd ("Analytics Ltd"), another UK affiliate, to provide certain outsourced administrative, operations, information technology and general business management support services to the Partnership. The fees incurred for these services were $2,386,022 for the year ended December 31, 2024. As of December 31, 2024, $234,067 remained outstanding and was settled on January 27, 2025.

Effective January 1, 2024, the Partnership entered into separate Shared Services Agreements to provide outsourced general financial, corporate governance and corporate development services to Prism LLP, Analytics Ltd and Prism Financial Products Fondsmæglerselskab A/S ("Prism A/S"). The fees earned for these services amounted to $648,000, $648,000 and $24,000, respectively, for the year ended December 31, 2024. As of December 31, 2024, $54,000, $54,000 and $2,000, respectively, remained outstanding. These amounts were settled with Prism LLP and Analytics Ltd on January 27, 2025, and with Prism A/S on February 27, 2025.

Effective June 19 and June 26, 2017, the Partnership entered into Appointed Representative and Secondment Agreements with Prism LLP, by which the Partnership was appointed as an Appointed Representative of Prism LLP, enabling it to provide brokerage services to its clients during the European opening hours from its London Branch using seconded staff from Prism LLP located in the same London offices. The Secondment Agreement was amended on November 15, 2018. Pursuant to these agreements, the London Branch incurred costs of $347,935 and Appointed Representative fees of $50,958 for the year ended December 31, 2024. As of December 31, 2024, $36,302 and $3,740, respectively, remained outstanding and was settled on January 27, 2025.

Effective July 1, 2017, the Partnership entered into an Arranging Services Agreement to provide clerical order handling services on behalf of Prism LLP for orders from its non-US clients requiring execution during the US opening hours on US, European and Canadian exchanges. The fees earned for these services amounted to $114,407 for the year ended December 31, 2024. As of December 31, 2024, there was no amount outstanding.

Effective August 1, 2017, the Partnership entered into an Agency Execution Agreement with Prism LLP pursuant to which Prism LLP was appointed as a third-party executing broker for the Partnership, whereby the Partnership can give up orders from its clients to Prism LLP for execution on European exchanges. The fees incurred for these services were $134,146 for the year ended December 31, 2024. As of December 31, 2024, $11,811 remained outstanding and was settled on January 27, 2025.

Effective January 1, 2023, the Partnership entered into an Agency Execution Agreement with Prism LLP pursuant to which the Partnership was appointed as a third-party executing broker for Prism LLP, whereby Prism LLP can give up orders from its clients to the Partnership for execution on US exchanges. There were no fees incurred for these services for the year ended December 31, 2024. As of December 31, 2024, there was no amount outstanding.

Note 7 – Related party disclosures (continued)

Effective January 1, 2019, the Partnership entered into a Sales Agency and Services Agreement with Analytics Ltd to act as a non-exclusive sales agent for software and data products licensed by Analytics Ltd to the Partnership's brokerage clients, and to provide limited after-sales customer support. The fees earned for these services amounted to $18,254 for the year ended December 31, 2024. As of December 31, 2024, there was no amount outstanding.

Effective January 1, 2024, the Partnership entered into a Shared Deposit Account Agreement with Prism LLP pursuant to which Prism LLP provided the initial funds for a shared deposit account maintained on behalf of both entities with their clearer R.J. O'Brien Limited (individually and together with its affiliates, "RJOB") as security against their obligations under their respective services agreements with RJOB. Interest expense incurred for use of the shared deposit account amounted to $11,502 for the year ended December 31, 2024. As of December 31, 2024, $948 remained outstanding and was settled on January 27, 2025.

Effective April 1, 2024, the Partnership entered into an operating lease for a corporate housing and disaster recovery site. The landlord for the property is a company owned by two of the managers of the general partner of the Partnership. The expenses incurred for the lease were $117,000 for the year ended December 31, 2024. As of December 31, 2024, there was no amount outstanding.

Effective January 1, 2023, the Partnership entered into a Revenue Share Agreement with Prism LLP pursuant to which Prism LLP retained the Partnership to assist Prism LLP to provide regulated brokerage services to Prism LLP's clients. The fees earned for these services amounted to $38,391 for the year ended December 31, 2024. As of December 31, 2024, there was no amount outstanding. Similarly, effective the same date the Partnership entered into a Chaperoning and Revenue Share Agreement with Prism LLP pursuant to which the Partnership retained Prism LLP to assist the Partnership to provide regulated brokerage services to the Partnership's clients. There were no fees incurred for these services for the year ended December 31, 2024. As of December 31, 2024, there was no amount outstanding.

Effective July 31, 2023, the Partnership entered into a Revenue Share Agreement with Denmark affiliate Prism A/S pursuant to which Prism A/S retained the Partnership to assist Prism A/S to provide regulated brokerage services to Prism A/S' clients. There were no fees earned for these services for the year ended December 31, 2024. Similarly, effective the same date the Partnership entered into a Chaperoning and Revenue Share Agreement with Prism A/S pursuant to which the Partnership retained Prism A/S to assist the Partnership to provide regulated brokerage services to the Partnership's clients. The fees incurred for these services amounted to $1,978 for the year ended December 31, 2024. As of December 31, 2024, there was no amount outstanding.

Note 8 – Commitments and contingencies

Operating leases

Effective December 21, 2018, the Partnership entered into an operating lease for office space expiring July 31, 2027. The lease security deposit is in the form of an unconditional and irrevocable letter of credit in the amount of $74,865.

The future minimum lease payments under the operating lease as of December 31, 2024, are as follows:

Years Ending December 31,	
2025	359,741
2026	367,835
2027	217,361
Less: Imputed Interest	(55,833)
Total lease liability	$ 889,104

Rent expense for the year ended December 31, 2024, was $315,998.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize a "right of use" asset and a lease liability on the Statement of Financial Condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update is effective beginning January 1, 2020, and the Partnership has recorded a "right of use" asset and an operating lease liability in the amounts of $760,494 and $889,104, respectively, as of December 31, 2024. The incremental borrowing rate used in the measurement of the lease is 5%.

The Partnership made the short-term lease election for those leases with an initial term of less than twelve months and not containing an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The lease expense is recognized on a straight-line basis over the lease term and reported on the Statement of Operations. Related variable lease payments are expensed as incurred. The Partnership has not committed to any lease renewal and its lease obligations are deemed to be short-term in nature.

Note 9 – Indemnifications

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk to be remote.

Note 10 – Subsequent events

Subsequent events have been evaluated through March 27, 2025, which is the date the financial statements were available to be issued. No subsequent events were identified.

Supplementary Information

PRISM FINANCIAL PRODUCTS LP
Schedule I - Computation of Net Capital Under the Securities and Exchange Commission
December 31, 2024

Total Partners' Capital per Statement of Financial Condition	$	1,606,669
Deductions:		
Non-allowable accounts receivable		(325,848)
Restricted cash		(75,465)
Prepaid expenses and other assets		(142,022)
Property and equipment, net of accumulated depreciation		(40,165)
Net Capital before haircuts		1,023,169
Haircuts on securities		
Investment positions		(83)
Foreign exchange balances		(11,567)
Net Capital	**$**	**1,011,519**

COMPUTATION OF AGGREGATE INDEBTEDNESS, NET CAPITAL REQUIREMENT AND EXCESS NET CAPITAL

Aggregate Indebtedness (a)	$	599,557
Percentage of Aggregate Indebtedness to Net Capital		*59.27%*
Minimum dollar requirement (i)		250,000
Minimum Net Capital required – 6.66% of (a) (ii)		39,970
Net Capital requirement (greater of (i) and (ii) above)	$	250,000
Excess Net Capital	**$**	**761,519**

RECONCILIATION OF NET CAPITAL

There are no material differences between the above computation from the computation of net capital under the Rule 15c3-1 as of December 31, 2024, as filed by Prism Financial Products LP on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See Notes to Financial Statements

PRISM FINANCIAL PRODUCTS LP
Schedule II - Computation for Determination of Customer Account Reserve Under Rule
15c3-3 of the Securities and Exchange Commission (Exemption)
December 31, 2024

A computation of reserve requirements is not applicable to the Partnership.
See Exemption Report.

PRISM FINANCIAL PRODUCTS LP
Schedule III – Information Relating to the Possession or Control Requirements Under Rule
15c3-3 of the Securities and Exchange Commission (Exemption)
December 31, 2024

Information relating to possession or control requirements is not applicable to the Partnership. See Exemption Report.

See Notes to Financial Statements



Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

To the Partners and Board of Directors of
Prism Financial Products LP

In planning and performing our audit of the financial statements of Prism Financial Products LP (the "Partnership") as of and for the year ended December 31, 2024, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Partnership is an introducing broker (as defined by CFTC Regulation 1.3(mm)), we did not review the practices and procedures following by the Partnership in making the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) and 4d(f)2 of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. Given these limitations, during our audit, we did not identify any deficiencies in internal control activities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purpose in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2024, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors and Partners, management, the CFTC and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of introducing brokers and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies, LLP

March 27, 2025



**Report of Independent Registered Public Accounting Firm on
Review of the Exemption Report**

**To the Partners and Board of Directors of
Prism Financial Product, LP**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Prism Financial Products LP (the "Partnership") identified the following provision of §17 C.F.R. §15c3-3(k) under which the Partnership claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions"); and (2) the Partnership stated that the Partnership met the identified exemption provisions throughout the fiscal year December 31, 2024, without exception.

The Partnership is also filing this Exemption Report because the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to investment banking and institutional execution. In addition, the Partnership did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Partnership's management is responsible for compliance with the exemption provisions and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PKF O'Connor Davies, LLP

March 27, 2025

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PRISM FINANCIAL PRODUCTS LP
130 West 42nd Street, 23rd Floor
New York, NY 10036
646-205-6181

Exemption Report

Prism Financial Products LP (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Partnership claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): [(2)(ii)]

(2) The Partnership met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

(3) The Partnership is also filing this Exemption Report because the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 include investment banking and institutional execution, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with (a) or (b)(2) of Rule 15c2-4 and/or funds receive and promptly transmitted for effective transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Partnership); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, David Martins da Silva, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

_____
David Martins da Silva, Chief Executive Officer
March 27, 2025